UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a) of

the Securities Exchange Act of 1934

(Amendment No. 1)

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☐	Preliminary Proxy Statement

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☒	Definitive Proxy Statement

☐	Definitive Additional Materials

☐	Soliciting material Pursuant to §240.14a-12

CSX Corporation

(Name of Registrant as Specified In Its Charter)

Mantle Ridge LP

MR Argent Advisor LLC

Mantle Ridge GP LLC

MR Argent Fund CE LP

MR Argent GP LLC

MR Argent Offshore AB Ltd.

MR Argent Offshore BB Ltd.

MR Argent Offshore CB 01 Ltd.

MR Argent Offshore CB 02 Ltd.

MR Argent Offshore CB 03 Ltd.

MR Argent Offshore CB 04 Ltd.

MR Argent Offshore CB 05 Ltd.

MR Argent Offshore CB 07 Ltd.

MR S and P Index Annual Reports LLC

Paul C. Hilal

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

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2017 ANNUAL MEETING OF SHAREHOLDERS

OF

CSX CORPORATION

SUPPLEMENT NO. 1 TO PROXY STATEMENT

OF

MANTLE RIDGE LP

This proxy statement supplement (this “Proxy Supplement”) is being furnished to shareholders of CSX Corporation, a Virginia corporation (“CSX” or the “Company”), by Mantle Ridge LP (“Mantle Ridge”) and certain of its affiliates for use at the 2017 annual meeting of shareholders of CSX (including any adjournments or postponements thereof and any meeting held in lieu thereof, the “Annual Meeting”). This Proxy Supplement should be read in conjunction with Mantle Ridge’s definitive proxy statement filed with the Securities and Exchange Commission (the “SEC”) on, and first furnished to shareholders of the Company on or about, April 20, 2017 (the “Definitive Proxy Statement”).

This Proxy Supplement does not change the proposals to be acted upon at the Annual Meeting, which are described in the Definitive Proxy Statement. Except as updated or supplemented by this Proxy Supplement, all information set forth in the Definitive Proxy Statement remains unchanged and should be considered in casting your vote by proxy or in person at the Annual Meeting. If you have already submitted your proxy, you do not need to take any action unless you wish to change your vote.

We are furnishing this Proxy Supplement to update certain information with respect to membership and composition of committees of the Board of Directors of the Company (the “Board”) and certain matters related thereto.

Committee Membership

In its May 22nd, 2017 analysis of the matters that will be before CSX shareholders at the upcoming Annual Meeting, Institutional Shareholder Services underscored the corporate governance issues created when a non-independent director serves on a Compensation Committee or a Governance Committee. In recognition of those concerns, Mr. Hilal has resigned from those two committees, effective immediately. He will not return to those committees unless and until the Board, upon full re-examination of changed circumstances (including the expiration of the $84MM contingent insurance protection Mantle Ridge extended to Mr. Harrison) finds him to be independent.

Mr. Hilal continues to serve as Vice Chairman of the Board and as a member of its Executive Committee and Finance Committee.

If you need another copy of the Definitive Proxy Statement, please contact D.F. King & Co., Inc., which is assisting us, at its address and toll-free numbers listed below.

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor

New York, New York 10005

Banks and Brokers Call Collect: (212) 493-6952

All Others Call Toll-free: (888) 542-7446

Email: CSX@dfking.com

This Proxy Supplement and the Definitive Proxy Statement are available at no charge at:

www.CSXAdvisoryVote2017.com.